SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D/A*

Under the Securities Exchange Act of 1934 IAC/INTERACTIVECORP (Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE (Title of Class of Securities)

44919P300 (CUSIP Number)

Pamela S. Seymon, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)

January 28, 2008 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________
* Note: This statement constitutes Amendment No. 31 of a Report on Schedule 13D of Barry Diller. This statement also relates to a joint Report on Schedule 13D, as amended through Amendment No. 20 thereto, of Liberty Media Corporation, Barry Diller, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. (Liberty Media Corporation, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. are collectively referred to herein as the “Liberty Entities”).

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1	NAME OF REPORTING PERSON

BARRY DILLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		None; see Item 5

	8	SHARED VOTING POWER
91, 802, 227 shares

	9	SOLE DISPOSITIVE POWER
None; see Item 5

	10	SHARED DISPOSITIVE POWER
91, 802, 227 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91, 802, 227 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES	☒
Excludes shares beneficially owned by the executive officers and directors of
Liberty Media Corporation and shares beneficially owned by Diane Von
Furstenberg, Mr. Diller’s spouse.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Liberty Entities into shares of Common Stock. Because each share of Class B
Common Stock generally is entitled to ten votes per share, each share of preferred stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, Barry Diller may be deemed to beneficially own equity securities of the Company representing approximately 63.4% of the voting power of the Company. See Item 5.

14	TYPE OF REPORTING PERSON
IN

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

     This Report on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of IAC/InterActiveCorp, a Delaware corporation (“IAC” or the “Company”). The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Mr. Diller on August 29, 1995 (the “Diller Schedule 13D”) is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 31 to the Diller Schedule 13D (such report, as amended and supplemented, is referred to herein as the “Schedule 13D”). Capitalized terms not defined herein have the meanings given to such terms in the Diller Schedule 13D.

     Mr. Diller previously filed a joint Report on Schedule 13D with Liberty Media Corporation, a Delaware corporation (“Liberty”), BDTV INC., a Delaware corporation (“BDTV”), BDTV II INC., a Delaware corporation (“BDTV II”), BDTV III INC., a Delaware corporation (“BDTV III”), and BDTV IV INC., a Delaware corporation (“BDTV IV”), on February 24, 1998, which joint report was last amended by Amendment No. 20 thereto filed with the Commission on January 16, 2008 (such report, as previously amended, is referred to herein as the “Joint Schedule 13D”). BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. are collectively referred to herein as the “BDTV Entities” and, collectively with Liberty, are referred to herein as the “Liberty Entities.”

ITEM 2. Identity and Background

     The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     The information contained in Item 6 of this Amendment is hereby incorporated by reference herein.

ITEM 4. Purpose of the Transaction

     The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     The information contained in Item 6 of this Amendment is hereby incorporated by reference herein.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On January 28, 2008, Liberty stated publicly that Liberty, in its capacity as the majority stockholder of each of the BDTV Entities, had removed Mr. Diller as the sole director of each of the BDTV Entities and had appointed Gregory B. Maffei to fill the vacancy. On January 28, Mr. Diller was advised that the Liberty

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Entities had also taken action that could constitute plans or proposals by the Liberty Entities specified in Item 4 of Schedule 13D.

     On January 29, 2008, Mr. Diller gave notice to the Liberty Entities of the termination, effective immediately, of the Joint Filing Agreement, dated as of August 19, 2005, by and among Mr. Diller and the Liberty Entities, pursuant to which Mr. Diller previously filed the Joint Schedule 13D. A copy of such notice is filed as Exhibit 58 hereto.

ITEM 7. Material to be Filed as Exhibits.

      The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

58.   Notice, dated January 29, 2008, of termination of Joint Filing Agreement

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SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: January 29, 2008

BARRY DILLER

/s/ Barry Diller

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INDEX TO EXHIBITS
1.	Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D.*

2.	Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between

Liberty Media Corporation and Mr. Diller.*

3.	Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

4.	Press Release issued by the Company and Mr. Diller, dated August 25, 1995.*

5.	Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

6.	Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

7.	First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty
Media Corporation and Mr. Diller.*

8.	Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management
Company, Liberty Program Investments, Inc., and Liberty HSN, Inc.*

9.	Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and
Silver King Communications, Inc.*

10.	Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King
Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc.*

11.	Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.*

12.	Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.*

13.	In re Applications of Roy M. Speer and Silver Management Company, Federal Communications
Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.*

14.	In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver
Management Company, dated April 10, 1996.*

15.	In re Applications of Roy M. Speer and Silver Management Company, Federal Communications
Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.*

16.	Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.*

17.	Amended and Restated Certificate of Incorporation of BDTV INC.*

18.	Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996.*

19.	Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company,
Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc.*

20.	Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program
Investments, Inc., and Liberty HSN, Inc.*

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21.	Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping
Network, Inc. and the Company.*

22.	Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation,
Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc.*

23.	Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry
Diller.*

24.	Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and
BDTV II Inc.*

25.	Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty
HSN, Inc.*

26.	Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen.*

27.	Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen.*

28.	Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty
Media Corporation.*

29.	Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation.*

30.	Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV
II Inc. and BDTV III Inc.*

31.	Certificate of Incorporation of BDTV III Inc.*

32.	Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and
Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18,
1997.*

33.	Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry
Diller, dated as of October 19, 1997.*

34.	Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN,
Inc. and The Seagram Company Ltd. dated as of October 19, 1997.*

35.	Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of
October 19, 1997.*

36.	Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of
October 19, 1997.*

37.	Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc.,
Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998.*

38.	Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997.*

39.	Fourth Amended and Restated Joint Filing Agreement between Tele- Communications, Inc., Universal
Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998.*

40.	Certificate of Incorporation of BDTV IV INC.*

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41.	Fifth Amended and Restated Joint Filing Agreement by and among Tele- Communications, Inc., Liberty
Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV
II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999.*

42.	Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry
Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II
INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. *

43.	Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal
Studios, Inc. and Liberty Media Corporation.*

44.	Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi
Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and
Barry Diller.*

45.	Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi
Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty
Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X,
Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto.*

46.	Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA
Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal,
S.A.*

47.	Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal
Studios, Inc., Liberty Media Corporation and Barry Diller.*

48.	Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal
Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings
XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV,
NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller
(including Amendment No. 1 thereto dated as of November 25, 2002).*

49.	Equity Warrant Agreement, dated as of May 7, 2003, between USA Networks, Inc. and The Bank of New
York, as equity warrant agent.*

50.	Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and
Liberty HSN, Inc., dated as of June 27, 2002.*

51.	Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal,
S.A.*

52.	Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank
Securities, Inc.*

53.	Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to
Barry Diller.*

54.	Amended and Restated Governance Agreement, by and among IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August
9, 2005. *

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55.	Amended and Restated Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005. *

56.	Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry
Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a
Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005. *

57.	Standstill Agreement, by and between Liberty Media Corporation, a Delaware corporation, and IAC/InterActiveCorp, a Delaware corporation, dated January 10, 2008.*

58.	Notice, dated January 29, 2008, of termination of Joint Filing Agreement.

*	Previously filed.

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